Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

ACCREDITED HOME LENDERS HOLDING CO.

AT

$15.10 NET PER SHARE

PURSUANT TO THE OFFER TO PURCHASE

DATED JUNE 19, 2007

BY

LSF5 ACCREDITED MERGER CO., INC.

A WHOLLY-OWNED SUBSIDIARY OF

LSF5 ACCREDITED INVESTMENTS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON JULY 17, 2007, UNLESS THE OFFER IS EXTENDED.

June 19, 2007

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by LSF5 Accredited Merger Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC, a Delaware limited liability company (“Parent”), to act as Dealer-Manager in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of ACCREDITED HOME LENDERS HOLDING CO., a Delaware corporation (the “Company”) at a price of $15.10 per Share, net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 19, 2007 (the “Offer to Purchase”), and the related letter of transmittal enclosed herewith.

Please furnish copies of the enclosed materials listed below to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee:

1.	Offer to Purchase dated June 19, 2007;

2.	Letter of transmittal for your use in accepting the offer and tendering Shares and for the information of your clients (manually signed facsimile copies of the letter of transmittal may be used to tender Shares);

3.	Notice of Guaranteed Delivery to be used to accept the offer if certificates for Shares are not immediately available or if such certificates and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) prior to the expiration of the offer, or if the procedures for book-entry transfer cannot be completed on a timely basis;

4.	A printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the offer;

5.	The letter to stockholders of the Company from James A. Konrath, the Company’s Chief Executive Officer and Chairman of the Company’s board of directors, accompanied by the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by the Company;

6.	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9; and

7.	Return envelope addressed to Computershare, Attention: Corporate Actions, P.O. Box 1596, Denver, CO 80201-1596.

We urge you to contact your clients as promptly as possible. Please note that the offer and withdrawal rights will expire at 12:00 midnight, New York City time, on July 17, 2007, unless the offer is extended.

The offer is not subject to a financing condition. The offer is conditioned upon, among other things, (i) there being tendered and not validly withdrawn, prior to the expiration of the offer, a number of Shares which, together with any Shares beneficially owned by Parent and its affiliates, represent more than 50% of Shares outstanding as of the date immediately prior to the acceptance of Shares pursuant to the offer, and (ii) certain regulatory approvals having been received. See Section 13 of the Offer to Purchase for additional conditions to the offer.

The board of directors of the Company (following the unanimous recommendation of its special committee) unanimously (i) approved the merger agreement and approved the transactions contemplated thereby, including the offer and the merger in accordance with the Delaware General Corporation Law, (ii) declared that the offer and the merger and the other transactions contemplated by the merger agreement are advisable, fair and in the best interests of the Company and the Company’s stockholders, (iii) recommends that the holders of the Shares accept the offer, tender their Shares pursuant to the offer and adopt the merger agreement and approve the merger, if required.

The offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 4, 2007, as amended as of June 15, 2007, and as subsequently amended and supplemented from time to time, among Parent, Purchaser and the Company, which provides that following the offer, Purchaser will be merged with and into the Company and each Share not previously acquired in the offer will be converted into the right to receive in cash and without interest, the same price paid in the offer, subject to appraisal rights.

In order to take advantage of the Offer, (i) a duly executed and properly completed letter of transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and other required documents should be sent to the Depositary and (ii) certificates representing the tendered Shares should be delivered to the Depositary, or such Shares should be tendered by book-entry transfer into the Depositary’s account maintained at the Book-Entry Transfer Facility (as described in the Offer to Purchase), all in accordance with the instructions set forth in the letter of transmittal and the Offer to Purchase. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the Shares, regardless of any delay in making such payment.

Holders of Shares whose certificates for such Shares are not immediately available, who cannot complete the procedures for book-entry transfer on a timely basis, or who cannot deliver all other required documents to the Depositary prior to the Expiration Date (as defined in the Offer to Purchase), must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary, the Dealer-Manager and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse you for customary mailing and handling costs incurred by you in forwarding the enclosed materials to your clients. Purchaser will pay or cause to be paid all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the letter of transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Piper Jaffray & Co.

Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of Parent, Purchaser, the Depositary, the Information Agent, the Dealer-Manager or any affiliate of any of the foregoing or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.